February 4, 2020

Jesus Quintero
Chief Executive Officer
Marijuana Company of America, Inc.
1340 West Valley Parkway
Suite 205
Escondido, CA 92029

       Re: Marijuana Co of America, Inc.
           Registration Statement on Form 10-12G
           Filed May 23, 2017
           File No. 000-27039

Dear Mr. Quintero:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Tad Mailander